American Lithium Files Updated Mineral Resource Technical Report on Falchani

Supporting 476% Increase in Measured & Indicated Lithium Resource

VANCOUVER, BRITISH COLUMBIA, December 15, 2023 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) is pleased to announce it has filed the independent National Instrument 43-101 Technical Report on the updated Mineral Resource Estimate ("MRE") for the Falchani Lithium Project ("Falchani") located in Southwestern Peru and as announced on October 31, 2023. The MRE and Technical Report were completed by Stantec Consulting Services Inc. ("Stantec"), which established a much larger lithium resource base which will form the basis of an updated preliminary economic assessment on the Falchani ("PEA"). The MRE has been incorporated into the Mine Plan within the PEA, which is currently being finalized by DRA Global and will be announced shortly.

Key Highlights of Technical Report

> Measured + Indicated Resource ("M&I") increases 476% from previous 2019 MRE;

> Measured Resource - 1.01 Million Tonnes ("Mt") Lithium Carbonate Equivalent ("LCE") (69 Mt @ 2,792 parts per million ("ppm") Lithium ("Li"));

> Indicated Resource - 4.52 Mt LCE (378 Mt @ 2,251 ppm Li);

> M&I Resource - 5.53 Mt LCE (447 Mt @ 2,327 ppm Li);

> Inferred Resource - 3.99 Mt LCE (506 Mt @ 1,481 ppm Li);

> Base Case cut-off has been lowered to 600 ppm Li from previous 1,000 ppm cutoff based on strong project economics specifically updated operating costs and $20,000/tonne LC selling price;

> At 1,000 ppm cut-off, also used in previous MRE. the updated M&I Resource is 5.32 Mt LCE versus 0.96 Mt LCE from previous March 2019 MRE - an increase of 455%; and

> Increased size and grade of resource supports long production potential at Falchani.

Simon Clarke, CEO of American Lithium, states, "We continue to make excellent progress at Falchani and this very large increase and reclassification of the Falchani Resource follows a very successful drill program completed Q3, 2023. With the Deposit still open in numerous directions, we expect the scale of the Project and the size of the Resource to continue to grow. The increase in resource feeds directly into the updated PEA on Falchani, which is currently being finalized and will be released shortly, and into the ongoing Pre-Feasibility Study."

Readers are encouraged to review the related October 31, 2023 News Release, and the Report.  The Report titled "Technical Report and Mineral Resource Estimate - Falchani Property, Carabaya Province, Department of Puno, South-Eastern Peru" dated December 14, 2023, with an effective date of October 31, 2023, was prepared by Stantec Consulting Inc. and can be found under the Company's profile on SEDAR (www.sedarplus.com) and on the Company's website. There are no material differences in the NI 43-101 Report from the information disclosed in the October 31, 2023 News Release.

Mineral Resource Estimate Preparation

The MRE has been prepared by Derek Loveday, P. Geo. and Mariea Kartick, P.Geo. of Stantec Consulting Services Inc. in conformity with CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

Qualified Person

Mr. Ted O'Connor, P.Geo., Executive Vice President of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium project ("TLC") in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium ("Falchani") and Macusani uranium ("Macusani") development-stage projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.  Pre-feasibility is advancing well TLC and Falchani.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com

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On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on October 16, 2023, and in recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.